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Exhibit 99.2

MANAGEMENT PROXY CIRCULAR

General Proxy Information

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company") for use at an annual and special meeting of common shareholders of the Company (the "Meeting") to be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, April 30, 2008 at 10:30 a.m. (Mountain Daylight Time) and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). Please read this Circular to obtain information about how shareholders may participate at the Meeting either in person or through the use of proxies.

Solicitation of Proxies

Proxies in the enclosed form are solicited by or on behalf of management of the Company. Solicitation of proxies will be primarily by mail, but employees and agents of the Company may also solicit proxies by telephone and by electronic means. Brokers, nominees or other persons holding common shares ("Common Shares") of the Company in their names for others will be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to non-registered shareholders. The Company has retained an independent proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. ("Georgeson"), to assist in the solicitation of proxies for the Meeting, at a cost anticipated to not exceed $35,500 (not including disbursements). The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Distribution of Meeting Materials

This Circular and related Meeting materials are being sent to both registered and non-registered owners of Common Shares of the Company. A shareholder may receive multiple packages of Meeting materials if the shareholder holds Common Shares through more than one intermediary (an "Intermediary"), or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the Common Shares from the various shareholdings are represented and voted at the Meeting.

Voting Procedures

The procedures by which holders of Common Shares may exercise their right to vote with respect to matters at the Meeting will vary depending on whether the shareholder is registered or non-registered. All shareholders are advised to carefully read the voting instructions below that are applicable to them. Shareholders who have questions may call Georgeson toll-free at 1-866-909-6476 for further information.

Registered Shareholders

Shareholders of the Company are either registered or non-registered. Only a relatively small number of shareholders are registered. Registered shareholders hold Common Shares of the Company in their own names because they specifically requested that their names be registered on the records of the Company or they purchased their Common Shares directly from the Company and not through an Intermediary. Intermediaries include, among others, a securities broker or dealer required to be registered to trade or deal in securities, a securities depositary, a financial institution, or a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar investment plan.

Talisman Energy 2007 Management Proxy Circular 1

In order to vote with respect to matters being considered at the Meeting, registered shareholders must either:

  •
  attend the Meeting in person; or

  •
  communicate their voting instructions in accordance with the form of proxy ("Form of Proxy") provided by Computershare Trust Company of Canada ("Computershare").

Any proxy to be used at the Meeting must be received by Computershare at 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 10:30 a.m. (Mountain Daylight Time) on April 29, 2008, or one business day preceding any adjournment of the Meeting. Registered shareholders may vote by proxy by any of the following means:

  •
  by mail to the address listed above (a pre-paid and pre-addressed envelope is enclosed);

  •
  by hand or by courier to the address listed above;

  •
  by telephone at 1-866-732-VOTE (8683); or

  •
  by Internet at www.investorvote.com.

Non-Registered Shareholders

Most shareholders are non-registered because their Common Shares are registered in the name of either (a) an Intermediary with whom the non-registered shareholder deals in respect of the Common Shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Non-registered shareholders will receive a voting instruction form ("Voting Instruction Form") from their Intermediary. The Voting Instruction Form that you will receive is similar to the Form of Proxy provided to registered shareholders. However, its purpose is limited to instructing the registered holder how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a Voting Instruction Form.

In order to vote with respect to matters being considered at the Meeting, non-registered shareholders must communicate their voting instructions in accordance with the Voting Instruction Form provided by their Intermediary. Please note that non-registered shareholders seeking to attend the Meeting will not be recognized at the Meeting for the purpose of voting Common Shares registered in the name of an Intermediary or a clearing agency, unless the non-registered shareholder has been appointed as a proxyholder by the Intermediary or clearing agency. See "Appointment of Proxyholder" below.

Authority of Proxyholder

Your Common Shares will be voted or withheld from voting in accordance with your instructions provided on your Voting Instruction Form or Form of Proxy. If you do not indicate a voting preference for an item of business presented, your Common Shares will be voted FOR the election of all individual directors named in this Circular, FOR the appointment of the auditors named in this Circular, and FOR the continuation of the Company's shareholder rights plan, all as more particularly described under the relevant sections of this Circular.

The enclosed Form of Proxy or Voting Instruction Form confers discretionary authority on the proxyholder in respect of amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments, variations or other matters to be presented at the Meeting other than those identified in the Notice of Meeting; however, if any such matter is presented, the proxy will be voted in accordance with the best judgment of the proxyholder named in the form. Where a shareholder has not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and the proxy will be voted in accordance with the best judgment of the management nominee.

Appointment of Proxyholder

The persons named as proxyholders to represent registered shareholders at the Meeting are D.D. Baldwin, Chairman of the Board and a director of the Company and J.A. Manzoni, President, Chief Executive Officer and a director of the Company. A registered shareholder has the right to appoint a person or company other than those named to represent such shareholder at the Meeting. To appoint a person other than D.D. Baldwin or J.A. Manzoni as proxyholder, write the name of the person you would like to appoint as your proxyholder in the blank space provided on the Form of Proxy. Alternatively, you can exercise your right to appoint another person as proxyholder by another proper Form of Proxy. In either case, registered shareholders should deliver the completed and executed form of proxy in the manner specified in the Notice of Meeting and under "Voting Procedures" above.

2 Talisman Energy 2007 Management Proxy Circular

Similar procedures should be followed by a non-registered shareholder with respect to the completion of a Voting Instruction Form provided by the Intermediary, although you should read the instructions on your Voting Instruction Form and, if necessary, confirm the instructions with your Intermediary. If you are a non-registered shareholder and wish to attend the Meeting to vote in person, you must instruct the Intermediary to appoint you as a proxyholder.

You should notify any person you appoint as your proxyholder if you wish to appoint someone other than D.D. Baldwin or J.A. Manzoni. That person need not be a shareholder of the Company.

Revocation of Proxyholder

Shareholders may revoke their proxies or voting instructions as follows.

Proxies of registered shareholders submitted by mail, telephone or through the Internet using a Form of Proxy may be revoked by submitting a new proxy to Computershare before 10:30 a.m. (Mountain Daylight Time) on April 29, 2008, or one business day before any adjournment of the Meeting. Alternatively, a registered shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing addressed to the attention of the Corporate Secretary and executed by the shareholder or by the shareholder's attorney authorized in writing. Such an instrument must be deposited at the registered office of the Company, located at Suite 3400, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used. On the day of the Meeting or any adjournment thereof, a registered shareholder may revoke a proxy by depositing such an instrument in writing with the Chairman of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast. In addition, a proxy may be revoked by any other manner permitted by law.

Non-registered shareholders should contact the Intermediary through which they hold Common Shares in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.

Voting Shares and Principal Holders Thereof

There were 1,018,617,605 Common Shares of the Company outstanding at March 1, 2008. Each Common Share is entitled to one vote on all matters to be voted upon at the Meeting.

To the knowledge of the directors or executive officers of the Company, there is no single shareholder who beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Each of The Canadian Depository for Securities Limited and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Record Date

March 3, 2008 has been set as the record date for the purpose of determining the shareholders entitled to vote in respect of the matters to be voted upon at the Meeting, or any adjournment thereof.

Talisman Energy 2007 Management Proxy Circular 3

Business of the Meeting

Election of Directors

The Board of Directors is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than 20. There are currently 10 directors. The number of directors to be elected at the Meeting has been fixed at 10. Each elected director will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in the following table. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy or Voting Instruction Form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the Form of Proxy or Voting Instruction Form provides for voting for individual directors as opposed to voting for directors as a slate.

The Form of Proxy or Voting Instruction Form permits shareholders to vote "for" or to "withhold" their vote for each director nominee. On February 28, 2007, the Board adopted a policy which requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Shareholders should note that, as a result of the majority voting policy, a withhold vote is effectively the same as a vote against a director nominee in an uncontested election.

The following table sets forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company, principal occupation or employment for the past five years or more, educational qualifications, other current public company directorships (including related board committee memberships) and directorships in non-public companies, organizations or other entities that require a significant time commitment on the part of the nominee. Each of the nominees has served as a director of the Company since the year he or she first became a director.

The Board of Directors has the following committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Pension Funds Committee and the Reserves Committee. For a description of the committees of the Board of Directors, see the Statement of Corporate Governance Practices set out in Schedule A to this Circular. Membership on the Board committees is also noted in the table below.

4 Talisman Energy 2007 Management Proxy Circular

Douglas D. Baldwin [2,3,4,6] Calgary, Alberta, Canada Age: 71 [9] Independent [10] Director since 2001
Douglas Baldwin is the Chairman of the Board of the Company. Mr. Baldwin was the President and Chief Executive Officer of TransCanada PipeLines Limited (pipeline and power company) from 1999 to 2001, Senior Vice-President and a director of Imperial Oil Limited (natural resource company) from 1992 to 1998 and President and Chief Executive Officer of Esso Resources Canada Limited (natural resource company) from 1988 to 1992. Mr. Baldwin holds a Bachelor of Science degree in Chemical Engineering and was awarded an Honorary Doctor of Laws degree from the University of Calgary in 1999 and an Honorary Doctor of Laws degree from the University of Saskatchewan in 2003.
Current public company directorships [7]: UTS Energy Corporation (Lead Director, Governance, Compensation and Nominating) and Citadel Group of Funds (Audit).
Other current directorships [8]: None.
William R.P. Dalton 1, [5] Scottsdale, Arizona, United States Age: 64 [9] Independent [10] Director since 2005

William Dalton was Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.
Current public company directorships [7]: TUI Travel plc (Audit, Remuneration).
Other current directorships [8]: HSBC Finance Inc., Associated Electric and Gas Insurance Services (AEGIS), AEGIS Managing Agency for Lloyds of London Syndicate 1225, United States Cold Storage Inc. and Swiss Re GB.
Kevin S. Dunne 3, 5, [6] Tortola, British Virgin Islands Age: 59 [9] Independent [10] Director since 2003

Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
Current public company directorships [7]: None.
Other current directorships [8]: None.

Talisman Energy 2007 Management Proxy Circular 5

John A. Manzoni [2] Calgary, Alberta, Canada Age: 48 [9] Non-Independent [10] Director since 2007

John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the past 24 years, Mr. Manzoni has held several senior strategic and operational leadership positions with BP plc and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.
Current public company directorships [7]: SAB Miller (Remuneration, Corporate Accountability and Risk Assurance).
Other current directorships [8]: None.
Lawrence G. Tapp [4] Langley, British Columbia, Canada Age: 70 [9] Independent [10] Director since 2001

Lawrence Tapp is the Chairman of Softchoice Corporation, Comcare Health Services and Mainstreet Equity Corporation. Mr. Tapp was the Dean of the Richard Ivey School of Business of the University of Western Ontario from 1995 to 2003, Executive in Residence of the Faculty of Management and Adjunct Professor of the University of Toronto from 1992 to 1995 and Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited (packaging conglomerate) from 1985 to 1992. Mr. Tapp holds a Bachelor of Arts degree, an Executive Master of Business Administration degree and a Doctor of Laws from McMaster University.
Current public company directorships [7]: Softchoice Corporation (Audit, HR), CCL Industries Inc. (Audit, Governance and Nominating) and Mainstreet Equity Corporation (Audit).
Other current directorships [8]: Nature Conservancy of Canada and Comcare Health Services.
Stella M. Thompson 2, 4, [5] Calgary, Alberta, Canada Age: 63 [9] Independent [10] Director since 1995

Stella Thompson is a Principal of Governance West Inc. (corporate governance consulting company) and President of Stellar Energy Ltd. (energy and management consulting company). Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company) prior to June 1991. Ms. Thompson holds a Bachelor of Arts degree in Economics and a Master of Arts degree in Economics and has been awarded the ICD.D designation by the Institute of Corporate Directors.
Current public company directorships [7]: Resverlogix Corp. (Audit, Governance).
Other current directorships [8]: Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, Calgary Airport Authority and Genome Alberta (Vice Chair).

6 Talisman Energy 2007 Management Proxy Circular

John D. Watson 1, [5] Calgary, Alberta, Canada Age: 62 [9] Independent [10] Director since 2007

John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation (oil and gas exploration and production company) from April 2002 to February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (oil and gas exploration and production company and predecessor to EnCana Corporation) from June 1987 to March 2002. Mr. Watson holds a Bachelor of Arts degree and a Masters of Business Administration and has been awarded the ICD.D designation by the Institute of Corporate Directors. Mr. Watson is also a Fellow of the Alberta Institute of Chartered Accountants.
Current public company directorships [7]: Nortel Networks Corporation (Audit, Nominating and Governance), Nortel Networks Limited (Audit, Nominating and Governance), UTS Energy Corporation (Audit, Reserves).
Other current directorships [8]: Alberta Investment Management Corporation.
Robert G. Welty 1, [3] Calgary, Alberta, Canada Age: 68 [9] Independent [10] Director since 2003

Robert Welty served as the Chairman and a director of Sterling Resources Ltd. ("Sterling") (oil and gas exploration and development company) from 1997 to 2007 and as Chief Executive Officer of Sterling from 1998 to 2005. Mr. Welty was the President of Escondido Resources (International) Ltd. (oil and gas exploration company) from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oil field service company) from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company) from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company) from 1976 to 1988. Mr. Welty holds a Bachelor of Arts degree (Honors) in Economics and is a Chartered Accountant.
Current public company directorships [7]: None.
Other current directorships [8]: None.
Charles R. Williamson 3, [4] Sonoma, California, United States Age: 59 [9] Independent [10] Director since 2006

Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
Current public company directorships [7]: Weyerhaeuser Inc. (Executive, Finance, Compensation) and PACCAR Inc. (Compensation).
Other current directorships [8]: None.

Talisman Energy 2007 Management Proxy Circular 7

Charles W. Wilson 1, 2, [6] Evergreen, Colorado, United States Age: 68 [9] Independent [10] Director since 2002

Charles Wilson was the President and Chief Executive Officer of Shell Canada (integrated oil and gas company) from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company (integrated oil and gas company) from 1988 to 1993, Vice President US Refining and Marketing of Shell Oil Company and has held various positions in the domestic and international natural resource operations of Shell prior to 1988. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.
Current public company directorships [7]: ATCO Ltd. (Lead Director, Governance and Compensation, Audit, Risk), Akita Drilling Ltd. (Governance and Compensation), Big Rock Brewery Income Trust (Governance) and Canadian Utilities Limited (Audit, Risk).
Other current directorships [8]: None.

Notes:

1
Member of the Audit Committee.
2
Member of the Executive Committee.
3
Member of the Governance and Nominating Committee.
4
Member of the Management Succession and Compensation Committee.
5
Member of the Pension Funds Committee.
6
Member of the Reserves Committee.
7
Refers only to issuers that are Canadian reporting issuers or the equivalent in a foreign jurisdiction.
8
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.
9
Ages are calculated as at March 1, 2008.
10
Please see Schedule A – "Independence of the Board" for details on the independence determinations applicable to each director.

Information is given below with respect to the direct and indirect beneficial ownership of, or control or direction over, Common Shares and deferred share units ("DSUs") of the Company by: (1) each of the nominees for election as director; and (2) by all nominees for election as director and all executive officers appointed by the Board of Directors, as a group. Effective January 1, 2001, the Company adopted a Deferred Share Unit Plan for non-employee directors to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan and director ownership levels is provided in this Circular under the heading "Remuneration of Directors" and in Schedule A under "Director Share Ownership Policy".

Name of Beneficial Owner	Common Shares Beneficially Owned [1]		Deferred Share Units [4]

Douglas D. Baldwin	37,500		93,199

William R.P. Dalton	0		8,110

Kevin S. Dunne	9,000		17,009

John A. Manzoni	3,183		0

Lawrence G. Tapp	21,366		14,943

Stella M. Thompson	22,500		26,990

John D. Watson	0		0

Robert G. Welty	22,500		25,531

Charles R. Williamson	0		17,847

Charles W. Wilson	9,000		40,371

Subtotal for all nominees for election as director	125,049		244,000	[3]

Total for all nominees for election as director and executive officers appointed by the Board of Directors	607,106	[2]	244,000

Notes:

1
The information regarding Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been supplied by each nominee for director individually. The information is as of March 1, 2008.
2
Represents ..06% of the Common Shares of the Company outstanding at March 1, 2008.
3
Deferred share units are held by non-employee directors only.
4
In 2004, the Board of Directors approved a new compensation structure for non-executive directors, which requires non-executive directors to allocate at least 40% of their annual Board retainer toward deferred share units.

8 Talisman Energy 2007 Management Proxy Circular

In 2003, Stella Thompson was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada.

The following table lists the directors who served together on the boards of other companies as at March 1, 2008.

Name	Interlocking Relationship

Douglas D. Baldwin	UTS Energy Corporation [1]

John D. Watson

Note:

1
Neither Mr. Watson nor Mr. Baldwin serves as management of UTS Energy Corporation.

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor have been the auditor of the Company or its predecessor since 1982.

Shareholder Rights Plan

Background

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999, which was approved by shareholders at the Company's 1999 annual meeting. In 2002, shareholders approved various amendments and a restatement of the Rights Plan and the continuation of the Rights Plan for another three years. In 2005, shareholders approved a minor amendment to the Rights Plan and the continuation of the Rights Plan for a further three years. The Rights Plan has the terms set out in the shareholder rights plan agreement (the "Rights Agreement") dated as of March 3, 1999, as amended and restated as of May 1, 2002 and amended May 3, 2005, between the Company and Computershare Trust Company of Canada as rights agent.

The primary objective of the Rights Plan is to provide the Board of Directors with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company, and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer of the Company to proceed either by way of a "Permitted Bid", which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

Under Canadian securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding shares of a company. While the Rights Plan is intended to regulate certain aspects of takeover bids for the Company, it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The Rights Plan does not affect the duty of the Board of Directors to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the Company and its shareholders.

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company allows shareholders and the Board of Directors sufficient time to evaluate the bid. The purpose of the Permitted Bid feature is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions.

If a person makes a takeover bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group or their transferees become an Acquiring Person (as defined in the Rights Plan), the Rights beneficially owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such persons to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all shareholders.

Talisman Energy 2007 Management Proxy Circular 9

A summary of the Rights Plan is set out in Schedule B to this Circular. Shareholders or any other interested party may obtain a copy of the Rights Agreement by accessing the Company's publicly filed documents, including the Rights Agreement, at www.sedar.com.

Proposed Continuation

Pursuant to the terms of the Rights Agreement, the Rights Plan will expire upon the termination of the Meeting unless the Rights Agreement is amended to extend its expiry time. The Board of Directors has determined it appropriate and in the best interests of the shareholders that the Rights Agreement be amended to continue the Rights Plan for another three years. Accordingly, it is proposed that the Rights Plan be amended to extend the term of the Rights Plan until the termination of the annual meeting of shareholders of the Company in 2011.

The text of the resolution to be considered at the Meeting is set forth below under "Proposed Resolution". In addition to approving the foregoing amendment, the resolution also approves any other amendments to the Rights Agreement to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. The Company believes that the Rights Agreement is consistent with the form of rights plans now prevalent for public corporations in Canada so does not anticipate that any such further amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board's authorization of the amendment of the Rights Plan was not in response to or in anticipation of any pending or threatened takeover bid.

Proposed Resolution

At the Meeting, the following ordinary resolution will be placed before shareholders for approval:

BE IT RESOLVED that:

  1.
  The term of the Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada (the "Rights Agreement") be extended to the termination of the annual meeting of shareholders of the Company in the year 2011 and the Rights Agreement be amended to give effect to such extension; and

  2.
  The making on or prior to the date hereof of any other amendments to the Rights Agreement as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.

Under the Rights Agreement, the resolution requires the approval of a simple majority of the votes cast at the Meeting by Independent Shareholders (as defined in the Rights Agreement). In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person (as described in Schedule B to this Circular) or making a takeover bid for the Company. The Company is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Rights Agreement. The Toronto Stock Exchange ("TSX") requires that the resolution be passed by a simple majority of the votes cast at the Meeting by all shareholders.

The Board of Directors has determined that the proposed amendment to the Rights Agreement is in the best interests of the Company and its shareholders. The Board of Directors unanimously recommends that shareholders vote in favour of the resolution.

The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote in favour of the resolution relating to the Rights Plan.

Information Relating to the Company

Compensation of Directors and Executive Officers

Composition and Role of the Management Succession and Compensation Committee

The Company's executive compensation program is administered by the Management Succession and Compensation Committee (the "Compensation Committee") of the Board of Directors. The Compensation Committee has, as part of its mandate, responsibility for the remuneration of the executive officers of the Company and for reviewing the design and competitiveness of the Company's

10 Talisman Energy 2007 Management Proxy Circular

incentive compensation and benefits programs. It also evaluates the performance of the Company's executive officers, reviews succession plans for key management positions and makes recommendations to the Board as to the election or appointment of executive officers of the Company.

For the purposes of the Management Succession and Compensation Committee report which follows, "Executive Officers" means the President and Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer, and Executive Vice-Presidents in charge of a principal business unit or function of the Company or its subsidiaries. At December 31, 2007, the members of the Compensation Committee were: Douglas D. Baldwin, Lawrence G. Tapp, Stella M. Thompson and Charles R. Williamson. None of the members of the Compensation Committee is, or has ever been, an officer or an employee of the Company or any of its subsidiaries. The Compensation Committee meets at least twice annually or more often as needed.

Management Succession and Compensation Committee Report

Introduction and Objectives

The compensation philosophy of the Company is to reward employees, including the Chief Executive Officer and all other Executive Officers, commensurate with personal achievements and the success of the Company. In doing so, all salaried employees have an element of compensation at risk. This provides the Company with flexibility and the individual with incentive to outperform expectations.

The objectives of the compensation program are to attract, retain and motivate high-quality staff and to provide a sense of proprietorship.

In addition to making decisions regarding the compensation program, the Compensation Committee in 2007 also participated in the decision to hire the Company's new President and Chief Executive Officer, John A. Manzoni. They also facilitated the transition between Mr. Manzoni, who was appointed President and CEO on September 1, 2007, and the Company's former President and Chief Executive Officer, James W. Buckee, who resigned as President and Chief Executive Officer effective August 31, 2007, and retired on November 1, 2007.

Compensation Program Design

Total compensation for all salaried staff, including the Chief Executive Officer and all other Executive Officers, consists of base salary, variable pay (both of which are paid in cash) and long-term incentives. The total compensation mix is structured to place a significant portion of the Executive Officer's compensation at risk, based on individual and corporate performance, as well as market practice.

Base Salary

The Compensation Committee reviews the base salaries of the Executive Officers annually and approves any market adjustments. The Compensation Committee reviews, for each Executive Officer, comparisons to similar positions in the compensation comparator group and to other data as reported by independent industry and national compensation surveys.

Variable Pay

Variable pay is an integral element of compensation necessary to keep an individual's total compensation at a competitive level. The targets and weightings for the 2007 variable pay plan (as a percentage of actual base earnings) are as follows:

Position	Variable Pay Target	Corporate Weighting	Individual Weighting

President and Chief Executive Officer	100%	70%	30%

Executive Vice-Presidents	60%	50%	50%

Vice-Presidents	45%	45%	55%

Variable pay opportunity ranges from 0% to 200% of target. The combination of base salary and target variable pay amount is referred to as "target total cash compensation" and is the basis on which market competitiveness is evaluated. For 2007, target total cash compensation was aimed at the top quartile of a comparable group of select senior oil and gas producers.

The compensation system is designed to ensure that actual total cash compensation received by the Chief Executive Officer and all other Executive Officers, as with all salaried staff, will be significantly higher than similar positions in comparable companies when the Company outperforms, and significantly lower than this market if the Company underperforms. In determining variable pay, weightings for corporate financial and operational objectives, and individual leadership and strategic objectives are used. Corporate

Talisman Energy 2007 Management Proxy Circular 11

objectives relate to factors including, but not limited to, health, safety and environment performance, cash flow per share, income, reserves, production volumes, capital expenditures, per barrel of oil equivalent costs (finding and development, operating and general and administrative), and share price appreciation relative to select senior oil and gas producers. Measurable and defined objectives are set annually to address these metrics and other strategic initiatives. The Compensation Committee also applies a subjective analysis of strategic leadership issues in determining final total cash compensation. Variable pay in respect of the current year's performance is paid in a lump sum in April of the following year after a full assessment of individual and corporate results.

Long Term Incentives

The Long Term Incentive Program consists of stock options and restricted share units ("RSUs"). Stock options are granted annually by the Compensation Committee to the Executive Officers and other eligible employees. The program only provides value to the extent that additional shareholder value is created over time. Stock options are viewed as an important aspect of total compensation for senior staff, serving to align the interest of executives with those of the shareholders. Option grants increase in size with an employee's level in the Company.

The Company amended all outstanding stock options in 2003 to include a cash payment feature. Specifically, the cash payment feature provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders with less dilution in Common Shares, to the extent that optionholders use this feature. Since inception, employees have elected to surrender 96% of stock options using the cash payment feature.

Stock options are granted at the fair market value of the Common Shares on the day prior to the date of the grant and in a number that is at or above the median value of long-term incentives provided by upstream oil and gas industry companies, as reported through independent industry and national surveys which are reviewed annually. Option grants can be increased to respond to specific corporate or individual circumstances as a means of increasing incentive. Options generally vest after three years and expire within 10 years of issuance.

On September 1, 2007, the Board of Directors approved a Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. (the "RSU Plan").

The objectives of the RSU Plan are to promote a further alignment of interests between eligible employees and the shareholders of the Company by aligning a portion of those employees' compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain employees with the knowledge, experience and expertise required by the Company.

The RSU Plan provides for the granting of RSUs, which are notional share equivalents with the value of the underlying Common Shares. RSUs fully vest after a period of up to three years as specified by the Compensation Committee, commencing on the grant date. Participants will also be credited additional RSUs corresponding to any associated notional dividend payments.

The RSUs are redeemed in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of RSUs held by the participant.

The RSU Plan provides that should a participant voluntarily resign or be terminated for cause during the vesting period, the RSUs will be canceled and no payment will be made. In the event of a change in control prior to the end of the vesting period, all RSUs and dividend equivalent RSUs in respect of such RSUs, shall vest on the date of such change in control.

Mr. Manzoni, President and Chief Executive Officer, received a grant under the RSU Plan effective with his appointment on September 1, 2007, in line with the objectives of the plan. Details of the grant can be found in the Summary Compensation Table.

In addition to base salary, variable pay and long term incentives, various perquisites and other benefits are provided on a market competitive basis. Executive Officers are also eligible to receive non-pensionable performance bonuses. These bonuses are generally project-related and recognize extraordinary achievements. There were no non-pensionable performance bonuses paid to the Executive Officers in 2007.

Share Ownership Guidelines

Effective January 1, 2005, the Company adopted executive share ownership guidelines to further support the Company's belief that share ownership requirements align the interest of Executive Officers with shareholders. In calculating ownership under these guidelines, the aggregate value of Common Shares owned (including beneficial ownership), and the net value of all exercisable stock options were included.

12 Talisman Energy 2007 Management Proxy Circular

Effective March 1, 2008, the Board of Directors amended the executive share ownership guidelines. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the value of all unvested RSUs is included. The value of exercisable stock options is no longer included in the calculation. The required share ownership holdings for the position of President and Chief Executive Officer was amended from four times annual salary to three times annual salary.

All Named Executive Officers (as defined in the "Summary of Executive Compensation" herein) currently meet the previous executive share ownership guideline requirements. Individuals will be provided up to five years from the implementation of the amended guidelines, or from his or her appointment to an executive position, whichever is greater, to reach the minimum required level of ownership. In determining the executive's ownership position, the market value of the Company's Common Shares using the closing price on the TSX on the last trading day of the year shall be used. The following table outlines the amended share ownership guidelines.

Position	Required Share Ownership

President and Chief Executive Officer	Three times annual salary

Executive Vice-Presidents	Two times annual salary

Vice-Presidents	One times annual salary

Share Ownership Table

The following table lists the value of the equity investments held by each Named Executive Officer as set out in the amended guidelines above, as at December 31, 2007.

Named Executive Officer	Restricted Share Units ($)	Common Shares [1] ($)	Total Value of Equity Investment ($)	Met Minimum Requirement As at December 31, 2007

John A. Manzoni	1,540,953	30,288	1,571,241	✓

James W. Buckee [2]	–	10,553,745	10,553,745	✓

Philip D. Dolan	–	311,839	311,839	✓

M. Jacqueline Sheppard	–	2,244,187	2,244,187	✓

T. Nigel D. Hares	–	1,972,309	1,972,309	✓

Ronald J. Eckhardt	–	2,527,448	2,527,448	✓

Notes:

1
Reflects the market value of the Company's Common Shares using the closing price on the TSX on December 31, 2007 of $18.39.
2
James W. Buckee met the requirements under the previous share ownership guidelines.

2007 Executive Compensation

Total compensation of Executive Officers was reviewed at the Compensation Committee meeting in February 2007. The Compensation Committee approved market adjustments to base salaries for Executive Officers at that time, following a review of the peer group of companies used to establish compensation levels for the executive group. This peer group consists of oil and gas companies of similar size and with similar international challenges as the Company. This international comparator group reflects the combined domestic and international scope of responsibilities at the executive level and the broader geographic employment market. The Committee followed the same process for determining and recommending the hiring salary for John A. Manzoni.

In determining the 2007 variable pay for all Executive Officers, the Compensation Committee, at its meeting in February 2008, reviewed 2007 corporate performance against targets previously set out for financial and operational measures outlined under the heading "Compensation Program Design". The Compensation Committee also reviewed the individual performance of all Executive Officers in 2007 against their individual financial, operational, strategic and leadership objectives established for 2007, which are a subset of the corporate performance objectives. Based on these detailed reviews, variable payouts for 2007 performance were approved, as shown in the Summary Compensation Table, and will be paid on April 1, 2008.

2007 CEO Performance and Compensation

In determining the 2007 variable pay for James W. Buckee, former President and Chief Executive Officer, the Compensation Committee reviewed 2007 corporate performance against objectives previously set out for financial and operational measures

Talisman Energy 2007 Management Proxy Circular 13

outlined under the heading "Compensation Program Design". The Compensation Committee also reviewed the individual performance of James W. Buckee in 2007 against his individual financial, operational, strategic and leadership objectives established for 2007. Based on this detailed review, variable payout for 2007 performance was approved and is based on actual base salary earnings during 2007, as shown in the Summary Compensation Table.

In consideration of Mr. Manzoni's recent appointment, his variable pay for 2007 was based on his actual base salary earnings during 2007, and was calculated as per his employment contract by using the greater of target level, or the level determined by the Compensation Committee's evaluation of the results of the Company and Mr. Manzoni's performance during 2007. The Board of Directors has approved new performance metrics established by Mr. Manzoni for 2008.

2007 CEO Total Compensation Summary

John A. Manzoni, President and CEO	2007 [1]

Cash compensation

Base Salary	$400,000

Bonus/Variable Pay	$400,000

Total Cash	$800,000

Total Equity Value

Number of Stock Options	500,000

Theoretical Value of Stock Options [2]	$2,824,875

Number of Restricted Share Units	83,793

Theoretical Value of Restricted Share Units [3]	$1,540,953

Total Direct Compensation	$5,165,828

Annual Pension Service Costs [4]	$356,000

Total	$5,521,828

Notes:

1
John A. Manzoni was appointed President and Chief Executive Officer on September 1, 2007.
2
Theoretical Black-Scholes value in year granted.
3
Aggregate value and number of RSUs held by Mr. Manzoni was $1,540,953 consisting of 83,793 RSUs, including dividend RSUs, based on the closing price of $18.39 on the TSX for Talisman shares as at December 31, 2007.
4
Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian Generally Accepted Accounting Principles.

Submitted by the Management Succession and Compensation Committee of the Board of Directors of Talisman Energy Inc.

  Lawrence G. Tapp, Chairman
  Douglas D. Baldwin
  Stella M. Thompson
  Charles R. Williamson

14 Talisman Energy 2007 Management Proxy Circular

Summary of Executive Compensation

The following table summarizes, for the periods indicated, the compensation of the Company's Chief Executive Officer, the former Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer and each of the three most highly compensated other Executive Officers on December 31, 2007 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus/ Variable Pay [1] ($)	Other Annual Compensation [2] ($)	Common Shares Under Option Grants [3] (#)	Shares or Units Subject to Resale Restrictions [4] ($)	All Other Compensation ($) [5]

John A. Manzoni [6] President and Chief Executive Officer	2007	400,000	400,000	91,914	500,000	1,500,000	18,047

James W. Buckee [7] Former President and Chief Executive Officer	2007 2006 2005	1,056,343 1,186,025 1,104,300	1,056,343 1,186,025 1,988,000	572,719 – –	742,580 687,000 900,000	– – –	113,596 160,504 151,704

Phillip D. Dolan [8] Vice-President, Finance and Chief Financial Officer	2007 2006	385,000 284,563	182,779 [9] 102,443 [9]	– –	92,910 58,800	– – –	81,613 57,962

M. Jacqueline Sheppard Executive Vice-President, Corporate and Legal, and Corporate Secretary	2007 2006 2005	591,505 553,350 520,525	372,648 [9] 365,211 [9] 575,328 [9]	– – –	266,500 240,000 310,500	– – –	49,625 58,219 55,119

T. Nigel D. Hares Executive Vice-President, International Operations (West)	2007 2006 2005	582,875 553,800 546,575	314,753 [9] 315,666 [9] 500,328 [9]	– – –	261,000 252,000 327,000	– – –	46,716 54,491 57,947

Ronald J. Eckhardt Executive Vice-President, North American Operations	2007 2006 2005	552,075 498,000 451,500	364,370 [9] 328,680 [9] 500,328 [9]	– – –	233,000 210,000 261,000	– – –	45,827 51,701 45,885

Notes:

1
Amounts listed are variable pay unless otherwise noted. Variable pay earned in 2007 is payable on April 1, 2008.
2
For John A. Manzoni, the amount includes $59,016 for temporary living accommodations from August 1, 2007 to December 31, 2007. For James W. Buckee, the amount includes vacation payout of $437,627. Except for John A. Manzoni and James W. Buckee, the perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus/variable pay of the Named Executive Officers.
3
All stock options granted vest three years from the date of grant, subject to early vesting provisions in the event of a change of control or a Named Executive Officer retiring.
4
Amount shown represents the value of RSUs granted to Mr. Manzoni upon hire. As at December 31, 2007, the value of RSUs granted to Mr. Manzoni, including dividend equivalent RSUs, was $1,540,953, based on the December 31, 2007 closing price of $18.39 for Talisman Common Shares on the TSX. The aggregate number of RSUs held by Mr. Manzoni was 83,793, including dividend equivalent RSUs.
5
Includes the value of the Company's Savings Plan and, where applicable, defined contribution pension contributions, life insurance premiums paid by the Company, and flex credits under the flexible benefits plan.
6
John A. Manzoni was appointed President and Chief Executive Officer effective September 1, 2007.
7
James W. Buckee resigned as President and Chief Executive Officer of Talisman effective August 31, 2007, continued as a Director until September 30, 2007, and retired from the Company effective November 1, 2007.
8
Effective December 1, 2006, Philip D. Dolan was appointed Vice-President, Finance and Chief Financial Officer.
9
Includes a non-pensionable holiday bonus of $327.87.

Stock Option Program

The following table sets forth stock options granted under the Company's Employee Stock Option Plan (the "ESOP") during the financial year ended December 31, 2007 to each of the Named Executive Officers. Further information as to the operation of the ESOP is set forth under the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans" below.

Talisman Energy 2007 Management Proxy Circular 15

Option/SAR Grants During 2007

	Common Shares Under Options Granted (#) [1]	% of Total Options Granted to Employees in 2007	Exercise Price ($/Common Share)	Market Value of Common Shares on the Date of Grant [2] ($/Common Share)	Expiration Date

John A. Manzoni	500,000	3.90	18.23	18.23	August 31, 2017

James W. Buckee	742,580	5.80	20.35	20.35	December 31, 2010	[3]

Phillip D. Dolan	92,910	0.73	20.35	20.35	April 1, 2017

M. Jacqueline Sheppard	266,500	2.08	20.35	20.35	April 1, 2017

T. Nigel D. Hares	261,000	2.04	20.35	20.35	April 1, 2017

Ronald J. Eckhardt	233,000	1.82	20.35	20.35	April 1, 2017

Notes:

1
The stock options granted to John A. Manzoni were granted on September 1, 2007. All other stock options were granted on April 2, 2007. Subject to early vesting provisions in the event of a change of control or a Named Executive Officer retiring, options vest three years from the date of grant. The options include the cash payment feature described under the Compensation Program Design section.
2
Determined by calculating the mean of the high and low reported prices at which Common Shares were traded on the TSX on the day prior to the date of grant.
3
The Company's employee stock option agreements provide for the termination of stock options 24 months after the retirement of the optionee. The Compensation Committee authorized the amendment of the termination date for James W. Buckee's stock options from 24 months after his retirement to the earlier of the normal expiry date and December 31, 2010.

The following table sets out the details of options exercised and the aggregate value realized by the particular Named Executive Officer during 2007 and, in addition, sets out the aggregate number of outstanding exercisable options owned by each of the Named Executive Officers, categorized as being either exercisable or unexercisable as at December 31, 2007, together with the value of such options at the end of the year.

Aggregated Option/SAR Exercises During 2007 and Option Values

Name	Common Shares Acquired/Options Surrendered on Exercise [1]	Aggregate Value Realized [2] ($)	Unexercised Options at December 31, 2007 (#)		Value of Unexercised In-the-Money Options at December 31, 2007 [3] ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

John A. Manzoni	0	0	0	500,000	0	82,500

James W. Buckee	1,200,000	18,965,500	4,669,580	0	30,638,850	0

Phillip D. Dolan	112,500	1,777,897	138,600	243,210	1,362,284	400,008

M. Jacqueline Sheppard	0	0	1,035,000	817,000	11,283,123	1,357,403

T. Nigel D. Hares	520,000	7,881,933	515,000	840,000	5,365,592	1,429,535

Ronald J. Eckhardt	0	0	898,650	704,000	10,413,642	1,141,006

Notes:

1
Represents the number of shares acquired on exercise, or the number of options surrendered for cancellation as a result of electing to receive the equivalent value as a cash payment.
2
Calculated by subtracting the grant price of the option from the market price obtained per option exercised, or surrendered for cash payment, on the date of the exercise, and by multiplying that amount by the number of Common Shares under options exercised or surrendered.
3
Calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on December 31, 2007 and by multiplying that amount by the number of Common Shares under options owned. The closing trading price of the Company's Common Shares on the TSX on December 31, 2007 was $18.39.

Defined Contribution Pension Plan

Philip D. Dolan, the Vice-President, Finance and Chief Financial Officer, is provided with retirement benefits through a contributory registered defined contribution pension plan and also a non-registered non-contributory savings plan which provides the value of the Company pension contribution that exceeds the prescribed maximum allowable under the Income Tax Act. The total employee and employer contributions to both plans during 2007 were $52,079.

16 Talisman Energy 2007 Management Proxy Circular

Ronald J. Eckhardt, the Executive Vice-President, North American Operations has deferred benefits in the same defined contribution pension plan relating to his service prior to becoming an Executive Officer and he also participated in the non-registered non-contributory savings plan.

Defined Benefit Pension Plans

The Company provides all of the Named Executive Officers, with the exception of John A. Manzoni, the President and Chief Executive Officer and Philip D. Dolan, the Vice-President, Finance and Chief Financial Officer, with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

  •
  a registered pension plan called the Talisman Energy Inc. Supplementary Pension Plan for Executives (the "Supplementary Pension Plan"), and

  •
  a supplementary executive retirement plan called the Talisman Energy Inc. Retirement Compensation Arrangement (the "Special Pension Agreement") funded through a retirement compensation arrangement. The Special Pension Agreement is a non-registered plan which provides pension payments that exceed the prescribed maximum allowable under the Income Tax Act.

These plans were closed to new participants effective July 1, 2007. In addition to the Named Executive Officers listed in the Summary Compensation Table, three other Executive Officers are accruing benefits in the Supplementary Pension Plan and Special Pension Agreement.

Subject to the amendments to the Special Pension Agreement discussed below, the Supplementary Pension Plan and the Special Pension Agreement provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older, or if the sum of the member's age and years of continuous service is at least 85. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad-hoc increases are not guaranteed, the Company has historically provided ad-hoc increases to pensions in payment at about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

In 2004, the Company changed the pension accrual rate of the Special Pension Agreement to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula provides a pension accrual from the date of participation in the Supplementary Pension Plan at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Supplementary Pension Plan or 14 years of Company service. For credited service after the earlier of seven years in the Supplementary Pension Plan or 14 years of Company service, pension is accrued at a rate of 2% per year. This change was retroactive to August 1, 1993 and, of the Named Executive Officers, affects M. Jacqueline Sheppard, the Executive Vice-President, Corporate and Legal, and Corporate Secretary (additional 2% for seven years), and T. Nigel D. Hares, the Executive Vice-President, International Operations (West) (additional 2% for seven years).

James W. Buckee, the former President and Chief Executive Officer, was participating in the Supplementary Pension Plan and the Special Pension Agreement until he retired on November 1, 2007. He was also entitled to an additional pension from the Special Pension Agreement with respect to his service for the period from May 1977 to June 1992 with a previous employer equal to 1.66% of the total of his Best Average Earnings and Final Average Award for each year of service with the prior employer, minus the pension payable from the previous employer's pension plan. His pension payable from the Special Pension Agreement was reduced by the pension payable from his previous employer's pension plan.

Ronald J. Eckhardt, the Executive Vice-President, North American Operations, is entitled to an additional pension from the Special Pension Agreement with respect to his prior service in the defined contribution pension plan equal in value to the pension that would have been payable from the Supplementary Pension Plan and the Special Pension Agreement for that period of service, minus the pension that would have been payable from the defined benefit component of the Pension Plan for Employees of Talisman Energy Inc. and Participating Associated Companies and the Special Pension Arrangement for the same period of service.

The following tables show the total estimated annual pension payments payable on normal retirement at age 65 to participants from both the Supplementary Pension Plan and Special Pension Agreement, and the portion of the total estimated annual pension payments that is provided through the Supplementary Pension Plan (for the 2% accrual rate).

Talisman Energy 2007 Management Proxy Circular 17

Total Annual Pension Payments ($) to Participants from the Supplementary Pension Plan and the Special Pension Agreement 1

	Years of Service
Remuneration [2]	10	15	20	25	30	35	40

$500,000	$100,000	$150,000	$200,000	$250,000	$300,000	$350,000	$400,000

$700,000	$140,000	$210,000	$280,000	$350,000	$420,000	$490,000	$560,000

$900,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000	$720,000

$1,100,000	$220,000	$330,000	$440,000	$550,000	$660,000	$770,000	$880,000

$1,300,000	$260,000	$390,000	$520,000	$650,000	$780,000	$910,000	$1,040,000

$1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000	$1,050,000	$1,200,000

Notes:

1
This table excludes the impact of the amendment to the Special Pension Agreement discussed above.
2
Includes Best Average Earnings plus Final Average Award.

Annual Pension Payments to Participants from the Supplementary Pension Plan

	Years of Service
Remuneration [1]	10	15	20	25	30	35	40

$500,000 – $1,500,000	22,222	33,333	44,444	55,556	66,667	77,778	88,889

Note:

1
Includes Best Average Earnings plus Final Average Award.

Years of service credited in the Supplementary Pension Plan and Special Pension Agreement as at December 31, 2007 are as follows: James W. Buckee – 30.42; M. Jacqueline Sheppard – 14.33; T. Nigel D. Hares – 13.33; and Ronald J. Eckhardt – 4.25. Years of service credited on normal retirement at age 65 would be as follows: M. Jacqueline Sheppard – 27.42; T. Nigel D. Hares – 21.33; and Ronald J. Eckhardt – 16.42.

The Company provides John A. Manzoni, the President and Chief Executive Officer, with retirement benefits through two plans, both of which are non-contributory defined benefits pension plans:

  •
  a registered pension plan called The 2007 Registered Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Registered Pension Plan"), and

  •
  a supplementary pension plan called The 2007 Supplementary Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Supplementary Pension Plan") and funded through a Retirement Compensation Arrangement. The 2007 Supplementary Pension Plan is a non-registered plan which provides pension payments that exceed the prescribed maximum allowable under the Income Tax Act.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. As at December 31, 2007, no other Executive Officers are participating in the 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan.

The 2007 Registered Pension Plan and 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement after age 60. "Best Average Earnings" means the average of the best three years' of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of the Company. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad-hoc increases are not guaranteed, the Company has historically provided ad-hoc increases to pensions in payment at about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

The following tables show the total estimated annual pension payments payable on normal retirement at age 65 to participants from both the 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan, and the portion of the total estimated annual pension payments that is provided through the 2007 Registered Pension Plan (for the 3% accrual rate).

18 Talisman Energy 2007 Management Proxy Circular

Total Annual Pension Payments ($) to Participants from the 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan

	Years of Service
Remuneration [1]	10	15	20	25	30	35	40

$1,100,000	$330,000	$495,000	$660,000	$825,000	$990,000	$1,155,000	$1,320,000

$1,300,000	$390,000	$585,000	$780,000	$975,000	$1,170,000	$1,365,000	$1,560,000

$1,500,000	$450,000	$675,000	$900,000	$1,125,000	$1,350,000	$1,575,000	$1,800,000

$1,700,000	$510,000	$765,000	$1,020,000	$1,275,000	$1,530,000	$1,785,000	$2,040,000

$1,900,000	$570,000	$855,000	$1,140,000	$1,425,000	$1,710,000	$1,995,000	$2,280,000

$2,100,000	$630,000	$945,000	$1,260,000	$1,575,000	$1,890,000	$2,205,000	$2,520,000

$2,300,000	$690,000	$1,035,000	$1,380,000	$1,725,000	$2,070,000	$2,415,000	$2,760,000

$2,500,000	$750,000	$1,125,000	$1,500,000	$1,875,000	$2,250,000	$2,625,000	$3,000,000

$2,700,000	$810,000	$1,215,000	$1,620,000	$2,025,000	$2,430,000	$2,835,000	$3,240,000

$2,900,000	$870,000	$1,305,000	$1,740,000	$2,175,000	$2,610,000	$3,045,000	$3,480,000

Note:

1
Includes Best Average Earnings plus Final Average Award.

Annual Pension Payments to Participants from the 2007 Registered Pension Plan

	Years of Service
Remuneration [1]	10	15	20	25	30	35	40

$1,100,000 – $2,900,000	22,222	33,333	44,444	55,556	66,667	77,778	88,889

Note:

1
Includes Best Average Earnings plus Final Average Award.

Years of service credited in the 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan as at December 31, 2007 are as follows: John A. Manzoni – 0.33. Years of service credited on normal retirement at age 65 would be as follows: John A. Manzoni – 17.42.

Supplemental Pension Disclosure

Accrued Pension Obligation Change During the Year
Name [1]	At December 31, 2006 ($)	Service cost, Interest cost, Benefits, Assumption Changes & Experience ($)	At December 31, 2007 ($)	Estimated Annual Pension at Normal Retirement Age ($)		Years of Credited Service as at December 31, 2007 (#)

James W. Buckee	22,604,300	73,500	22,677,800	N/A		30.42

John A. Manzoni	0	327,200	327,200	1,254,000	[2]	0.33

M. Jacqueline Sheppard	5,287,900	377,400	5,665,300	662,300		14.33

T. Nigel D. Hares	5,280,500	365,600	5,646,100	537,300		13.33

Ronald J. Eckhardt	1,343,100	293,800	1,636,900	347,600		4.25

Notes:

1
Philip D. Dolan participates in the Defined Contribution Pension Plan. Refer to the Defined Contribution Pension Plan section above.
2
John A. Manzoni's estimated annual pension at normal retirement age assumes that pension accruals after age 60 are granted by the Company.

Employment Contracts and Termination of Employment Arrangements

At December 31, 2007, the Company had employment contracts in place for all Executive Officers of the Company. The employment contract for James W. Buckee expired upon his retirement on November 1, 2007. The employment contract for John A. Manzoni, President and Chief Executive Officer, provides for two and one half years' compensation (including base salary, target variable pay, benefits and pension) in the event of a termination without cause or a change in control of the Company. The

Talisman Energy 2007 Management Proxy Circular 19

contracts for other Executive Officers provide for the payment of two years' compensation (including base salary, target variable pay, benefits and pension) in the event of a change in control of the Company.

The employment contract also allows for the full vesting of all unvested options for all optionees in the event of a change in control.

Performance Graph

The following graph shows the performance of Common Shares compared to the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production and the S&P 500 Oil and Gas Exploration and Production indices for the period December 31, 2002 to December 31, 2007.

	At December 31 [1]						Average Annual
$100 Investment In Base Period	2002	2003	2004	2005	2006	2007	Return

Talisman Common Shares [2]	100.00	130.66	174.17	333.80	324.34	303.96	24.9%

S&P/TSX Composite Total Return Index	100.00	126.72	145.07	180.08	211.16	231.92	18.3%

S&P/TSX Oil & Gas E & P Total Return Index	100.00	120.15	169.02	293.50	297.38	327.52	26.8%

S&P 500 Oil & Gas E & P
Total Return Index [3]	100.00	123.43	166.21	276.20	289.00	416.90	33.0%

Notes:

1
Or last business day of the year.
2
Assumes dividends are reinvested.
3
In United States ("US") funds, as published by S&P.

20 Talisman Energy 2007 Management Proxy Circular

Compensation of Directors

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee considers, and where appropriate, makes recommendations to the Board of Directors regarding changes to the compensation structure or level for Board members. For the year ended December 31, 2007, each non-employee director of the Company was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year-Ended December 31, 2007

Non-Executive Chairman of the Board Annual Retainer [1]	$330,000

Annual Director Retainer	$110,000

Board Meeting Fee	$1,700 ($800 for teleconference)

Committee Chair Retainer	$9,000 (in addition to Committee Member Retainer)

Committee Member Retainer	$6,000

Committee Attendance Fee	$1,700 ($800 for teleconference)

Equity grant (Chairman)	$70,000 (in DSUs)

Equity grant (Director)	$30,000 (in DSUs)

Note:

1
The Chairman's annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board committee meetings, or for service on other Talisman related matters.

The Company adopted a Deferred Share Unit Plan for non-employee directors (the "DSU Plan") effective January 1, 2001. Under the DSU Plan, non-employee directors of the Company may elect, on an annual basis and in addition to their mandatory allocations, to receive all or part of their cash compensation in the form of DSUs. The DSU Plan enhances the alignment of director and shareholder interests in that the value of the units directly tracks the performance of the Common Shares. Under the DSU Plan, DSUs are allocated to a notional account on a quarterly basis by dividing the amount of compensation that the director has elected to receive in DSUs by the fair market value of the Company's Common Shares. A participant in the DSU Plan is not entitled to the benefit of the value of his or her DSU Plan account until such time as the participant ceases to be a director of the Company. No shares are issued under this plan. The DSU Plan was modified in 2006 to allow for the separate granting of DSUs. These DSUs are reported in the above fee schedule and are exclusive of the DSUs that are granted to Directors in lieu of Board Retainer Fees and/or Attendance and Committee Fees.

Non-executive directors are eligible to participate in the Director Stock Option Plan (the "DSOP"), implemented in 1998. Between 1993 and 1998, directors were eligible to participate in the ESOP. The DSOP was amended in 2003 to include the cash payment feature, described under the Compensation Program Design section, on all existing and future options. Options are fully vested after three years and expire if not exercised within 10 years of issuance. No stock options have been granted to non-executive directors since 2003. As a result of the new compensation structure for non-executive directors described above, the Company does not intend to grant further stock options under this plan.

In May 2005, the existing director share ownership policy was further strengthened, requiring directors to own a minimum number of Common Shares and/or DSUs within five years of the effective date of the policy or for new non-executive directors, within five years of being elected to the Board. The number of Common Shares or DSUs to be owned is linked to a multiple of the annual retainer received by a director. See "Director Share Ownership Policy" in Schedule A to this Circular.

In addition, directors are reimbursed for their Company-related travel expenses, and the Chairman of the Board is provided office space and administrative support. The President and Chief Executive Officer is not paid for his services as a director.

Talisman Energy 2007 Management Proxy Circular 21

Individual Compensation Paid to Non-Executive Directors in Fiscal 2007 1

Name	Basic Retainer [2]	Committee Chair Retainer	Committee Member Retainers	Board Attendance Fees	Committee Attendance Fees	Total Fees Paid in Cash	Total Fees Credited in DSUs	Equity Grant DSUs [3]

Douglas D. Baldwin	330,000	–	–	–	–	165,000	165,000	70,000

William R.P. Dalton	110,000	–	12,000	9,300	17,000	104,300	44,000	30,000

Kevin S. Dunne	110,000	9,000	18,000	9,300	13,600	115,900	44,000	30,000

Lawrence G. Tapp	110,000	9,000	11,576	9,300	25,300	121,176	44,000	30,000

Stella M. Thompson	110,000	9,000	18,000	9,300	21,100	112,400	55,000	30,000

John D. Watson [4]	23,315	–	1,712	3,400	3,400	31,827	–	–

Robert G. Welty	110,000	9,000	12,000	9,300	15,300	77,800	77,800	30,000

Charles R. Williamson	110,000	–	12,000	9,300	16,800	–	148,100	30,000

Charles W. Wilson	110,000	9,000	18,000	9,300	13,600	115,900	44,000	30,000

Notes:

1
All values in dollars ($). Dollar values for directors resident outside Canada are in US denominations. All other values indicate Canadian denominations.
2
A minimum of 40% of a director's annual retainer must be taken in the form of DSUs. They may elect to receive up to 100% in DSUs. See "Director Share Ownership Policy."
3
The number of DSUs credited to a director's account is calculated by dividing the value of the DSUs by the mean of the high and low reported price at which Common Shares were traded on the TSX on the day preceding the grant date.
4
Mr. Watson was appointed to the Board on October 15, 2007. Pursuant to the Director Share Ownership policy, Mr. Watson's participation in the DSU Plan commenced in 2008.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has an ESOP and a DSOP pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not intend to grant any further options under the DSOP. The ESOP and DSOP (collectively the "Option Plans") are the only equity compensation plans that provide for the issuance of shares of the Company and both have been approved by the shareholders.

The following table provides information as at December 31, 2007 and March 1, 2008, with respect to Common Shares authorized for issuance under the Option Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options (b)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [1] (c)

Equity compensation plans approved by securityholders	63,578,912 (Dec. 31) 62,941,006 (March 1)	$13.21 (Dec. 31) $13.26 (March 1)	47,187,653 [1] (Dec. 31) 47,798,209 (March 1)

Equity compensation plans not approved by securityholders	–	–	–

Total	63,578,912 (Dec. 31) 62,941,006 (March 1)	$13.21 (Dec. 31) $13.26 (March 1)	47,187,653 (Dec. 31) 47,798,209 (March 1)

Note:

1
Includes 6,552,000 Common Shares remaining available at December 31, 2007 under the DSOP, in respect of which the Company does not currently intend to grant any further options.

Employee Stock Option Plan (ESOP)

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that

22 Talisman Energy 2007 Management Proxy Circular

additional shareholder value is created over time. Options are viewed as an important aspect of total compensation for employees, serving to align their interest with those of the shareholders. Option grants increase with the employee's level in the Company.

As at December 31, 2007, there were 63,200,912 Common Shares, representing 6% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 40,635,653 Common Shares, representing 4% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 62,563,006 Common Shares representing 6% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 41,246,209 Common Shares, representing 4% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP as at March 1, 2008). The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP.

The Board has delegated to the Management Succession and Compensation Committee (the "Compensation Committee") the authority to grant options pursuant to the ESOP.

The Compensation Committee may designate any permanent employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the Compensation Committee's discretion but options generally vest after three years, subject to early vesting provision in the event of a change of control or upon an employee becoming eligible to retire or death. The term of an option, while set at the Compensation Committee's discretion, shall not extend for a period of more than 10 years from the date upon which it is granted. The grant price of an option is set by the Compensation Committee but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

In determining such eligible individuals and the number of Common Shares to be covered by an option, the Compensation Committee considers the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the Company of each employee. Options are not transferable and all options must be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

All options include a cash payment feature which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders use this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised.

In addition, under the terms of the Company's standard employee stock option agreement, options expire on the earlier of the expiry date and 24 months after an employee's retirement. Upon resignation, options are terminated on the earlier of the expiry date and the close of business on the last business day of work. In the event employment is terminated with cause, options are terminated on the earlier of the expiry date or on the fifth business day after termination. In the event employment is terminated without cause, unvested options that vest within the notice period will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Vested options will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or reclassification of the Common Shares) and the manner of determining the grant price shall not be altered.

Director Stock Option Plan (DSOP)

The provisions of the DSOP are substantially similar to the ESOP described above. As at December 31, 2007, there were 378,000 Common Shares, representing 0.04% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP. (There were 378,000 Common Shares, representing 0.04% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP as at March 1, 2008). As noted above, although there are 6,552,000 Common Shares remaining available for issuance pursuant to the DSOP, the Company does not intend to grant any further options under the DSOP.

Talisman Energy 2007 Management Proxy Circular 23

Indebtedness of Directors and Officers

No director, proposed nominee for director, officer (nor associates of these individuals), employee, or former director, officer or employee of the Company or any of its subsidiaries is currently indebted to the Company.

Interests of Informed Persons in Material Transactions

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2007, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

The Company complies with the conflict of interest requirements of the Canada Business Corporations Act on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain elaborated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

Statement of Corporate Governance Practices

The Company's Statement of Corporate Governance Practices is set out in Schedule A to this Circular.

Audit Committee Information

Additional disclosure regarding the Audit Committee (including, but not limited to the full text of the Audit Committee Charter, a description of Audit Committee members' education and experience, and a summary of external auditor service fees), is contained in Schedule C to the Company's Annual Information Form for the year ended December 31, 2007.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the Canada Business Corporations Act. The Company will include a shareholder proposal in the management proxy circular prepared in connection with the annual meeting of shareholders in 2009 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 12, 2008 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the Canada Business Corporations Act.

Directors' and Officers' Liability Insurance

The Company carries directors' and officers' liability insurance to a maximum of US$100,000,000 per claim, subject to an aggregate annual limit of US$100,000,000 for all directors and officers. This policy covers all directors and officers and various senior managers of the Company and its subsidiaries. There is no deductible applicable to the policy. The premium payable by the Company for the year January 1, 2008 to January 1, 2009 is US$595,000. No directors, officers or managers will pay any portion of the premium.

24 Talisman Energy 2007 Management Proxy Circular

Additional Information

Information related to the Company is available on SEDAR at www.sedar.com. Financial information for the fiscal year ended December 31, 2007 is provided in the Company's comparative audited consolidated financial statements and annual management's discussion and analysis ("MD&A").

Copies of this Circular, the Annual Financial Report which contains the comparative audited consolidated financial statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the Annual Financial Report, and the Company's Annual Information Form for the fiscal year ended December 31, 2007 as filed with Canadian securities commissions and with the United States Securities and Exchange Commission under Form 40-F, may be obtained without charge by contacting the Corporate and Investor Communications Department, Talisman Energy Inc., Suite 3400, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by e-mail at tlm@talisman-energy.com.

Directors' Approval

The contents and the sending of this Circular have been approved by the directors of the Company.

M. Jacqueline Sheppard, Q.C.
Corporate Secretary

March 7, 2008

Talisman Energy 2007 Management Proxy Circular 25

Schedule A – Statement of Corporate Governance Practices

Highlights of 2007 Governance Efforts

The Company has a solid governance framework and continually reviews opportunities to further enhance its corporate governance practices. In addition to routine governance matters that are reviewed by the Board of Directors and its committees at all regularly scheduled meetings, the following is a list of the Company's ongoing governance efforts in 2007:

  •
  The Management Succession and Compensation Committee oversaw the successful recruitment process for a successor to James W. Buckee, resulting in the appointment of John A. Manzoni as President and Chief Executive Officer effective September 1, 2007.

  •
  The Governance and Nominating Committee completed a detailed analysis of the Board composition with a view to succession planning and effective decision making. John D. Watson was appointed as a director in October, 2007.

  •
  All directors (including the newly appointed director), except the former and current President and Chief Executive Officer, were determined to be independent in accordance with applicable securities legislation.

  •
  All members of the Audit, Governance and Nominating, Management Succession and Compensation and Reserves Committees were determined to be independent in accordance with applicable securities legislation.

  •
  The Board approved a majority voting policy for directors in February 2007.

  •
  All directors and executive officers met the Company's share ownership guidelines. The Company's director share ownership policy was recognized as a best practice by the Canadian Coalition for Good Governance.

  •
  Evaluation of the Board, Board committees, and individual directors (including separate evaluations of directors serving as Chairman of a committee or the Board) were completed.

  •
  Management approved an Alcohol and Drug Policy for the Company's Canadian operations. All employees covered by the policy were required to complete on-line training to familiarize themselves with the policy, with specialized training for supervisors.

  •
  The Company updated its Insider Trading Policy and Disclosure Policy practices to reflect legislative changes and best practices. Both policies were approved by the Board of Directors.

Overview

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies.

With respect to the NYSE corporate governance listing standards, the Company's corporate governance practices differ in only three respects from those applicable to US companies. First, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer's outstanding securities and must also be approved by shareholders every three years. If the plan provides a specific procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. Secondly, the NYSE listing standards require that any waivers of a company's code of business conduct and ethics for directors or executive officers be promptly disclosed. The Company complies with the requirements of the CSA Rules, which specify that material departures from the Policy on Business Conduct and Ethics by a director or executive officer which constitute a material change to the Company will be promptly disclosed to shareholders. Finally, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of the Company's compliance with legal and regulatory requirements. The Company's Board oversees the Company's compliance with legal and regulatory requirements and this responsibility specifically forms part of the Board's Terms of Reference. Each of the Board committees assists the Board in its oversight of the Company's compliance with legal and regulatory requirements in each of their areas of responsibility.

26 Talisman Energy 2007 Management Proxy Circular

Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 3400, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by e-mail at: tlm@talisman-energy.com. The Terms of Reference for the Board are reproduced in their entirety in this Schedule. In addition, the Terms of Reference for the Audit Committee are reproduced in their entirety in Schedule C to the Company's Annual Information Form for the year ended December 31, 2007.

Independence of the Board

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). Throughout 2007, the Board made the following conclusions regarding the Company's compliance with the majority independent requirement of the CSA Rules and Multilateral Instrument 52-110 ("MI 52-110"):

  •
  From January to September 2007, the Board of Talisman was comprised of nine directors, eight of whom qualified as independent directors. From January to September 2007, the only related director was James W. Buckee, President and Chief Executive Officer of the Company.

  •
  During September 2007, there was a total of 10 directors, eight of whom qualified as independent directors. During September 2007, there were two related directors, namely, James W. Buckee and the newly appointed President and Chief Executive Officer, John A. Manzoni.

  •
  From October 2007 to the date of this Circular, the Board of Directors of Talisman has been comprised of 10 directors, nine of whom qualified as independent directors. From October 2007 to the date of this Circular, the only related director has been John A. Manzoni, President and Chief Executive Officer of the Company.

In accordance with a NYSE rule that listed companies must have a majority of independent directors, the Board has determined that none of the nine unrelated directors who are standing for election has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all such nine unrelated directors (being Douglas D. Baldwin, William R. P. Dalton, Kevin S. Dunne, Lawrence G. Tapp, Stella M. Thompson, John D. Watson, Robert G. Welty,

Talisman Energy 2007 Management Proxy Circular 27

Charles R. Williamson and Charles W. Wilson) are independent as defined by the rules of the NYSE. The basis for and results of the independence determinations made by the Board of Directors follow in tabular form:

Name of Director	Independent (I)/ Non-Independent(NI)	Relationship(s) examined and basis for determination

Douglas D. Baldwin	I	Former executive of TransCanada PipeLines Limited. Previous member of the Board of Governors of the University of Calgary (U of C); Talisman has committed $2 million to U of C as a corporate donor. The relationship the Company has with TransCanada was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with TransCanada or U of C in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of the U of C or TransCanada. Not material relationships with the Company.

William R.P. Dalton	I	Former executive of HSBC Bank plc. Director of AEGIS Managing Agency for Lloyds of London Syndicate 1225. The relationship the Company has with each of HSBC and AEGIS was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with either company in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of either company. Not material relationships with the Company.

Kevin S. Dunne	I	No relationships requiring examination.

John A. Manzoni	NI	Executive officer of the Company. Determined as non-independent pursuant to CSA Rules, MI 52-110 and NYSE standards.

Lawrence G. Tapp	I	No relationships requiring examination.

Stella M. Thompson	I	No relationships requiring examination.

John D. Watson	I	Former executive of EnCana Corporation. Any relationships the Company has with EnCana are entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with EnCana in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of EnCana. Not a material relationship with the Company.

Robert G. Welty	I	No relationships requiring examination.

Charles R. Williamson	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhauser Inc. Any relationships the Company has with each of Chevron and Weyerhauser are entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with either company in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of either company. Not material relationships with the Company.

Charles W. Wilson	I	Director of Akita Drilling Ltd. The Company's relationship to Akita might be material to Akita; however: (i) the relationship that the Company has with Akita was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) Mr. Wilson's personal economic exposure to Akita is not material to him. Not a material relationship with the Company.

28 Talisman Energy 2007 Management Proxy Circular

The Company's Board of Directors has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors. See "Board Succession" herein.

The composition of the Board, including the independence of the Chairman and his specified role, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management. All committees of the Board of Directors are composed entirely of unrelated, independent directors with the exception of the Executive Committee, the majority of whose members are unrelated and independent.

Other and Interlocking Directorships

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in the Circular under the heading "Election of Directors".

Douglas D. Baldwin and John D. Watson currently serve as directors of UTS Energy Corporation. Neither Mr. Baldwin nor Mr. Watson serves as management of UTS Energy Corporation.

The Company's Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

Orientation and Continuing Education

The Company has an orientation and development program for its Board. An orientation manual, which is updated for existing directors on a regular basis, is provided to new Board members, who are expected to review and become familiar with its contents. In addition, the Company conducts an orientation session with each new director to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. The Company also provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis, but specifically at an annual strategy session, and typically include reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business. The Board is also briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance. Since March 2007, the orientation and continuing education activities of the Board and its members have included the following:

  •
  a new director orientation session on governance and Corporate Secretary matters;

  •
  a full day new director orientation session on the Company's business and operations;

  •
  a visit to the offshore Gyda platform in the Norwegian North Sea; and

  •
  an external presentation on Norwegian oil politics.

In addition, all Committees regularly receive informational papers on topics related to the particular committee mandate as part of their Board and Board Committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company.

Summary of Meetings Held, Attendance Record

During 2007, six Board meetings were held, one of which was called as a special meeting.

In-camera sessions comprising only independent directors are required at each Board meeting and the Roles and Responsibilities of the Chairman of the Board contemplate that the holding of such meetings upon completion of the ordinary business of the Board is a duty of the Chairman. During the year ended December 31, 2007, the Board held in-camera sessions at each regularly scheduled meeting of the Board. In addition to these regularly scheduled in-camera sessions, the independent members of the Board

Talisman Energy 2007 Management Proxy Circular 29

conducted more comprehensive in-camera sessions for specific items, including strategy, management structure and succession planning. In addition, separate in-camera sessions were conducted by the Reserves Committee with the Company's Internal Qualified Reserves Evaluator and by the Audit Committee with both the external auditor and internal auditors. The Chairman maintains regular contact with Board members regarding issues to come before the Board, and solicits views on matters considered important to the function of the Board.

The attendance record of each director during the 12 month period ended December 31, 2007 is as follows:

Name	Board Meetings Attended		Committee Meetings Attended

Douglas D. Baldwin	6 of 6	100%	Management Succession and Compensation Governance and Nominating Reserves	100% 100% 100%

William R.P. Dalton	6 of 6	100%	Audit Pension	100% 100%

Kevin S. Dunne	6 of 6	100%	Governance and Nominating Pension Reserves	100% 75% 100%	[3]

John A. Manzoni [1]	2 of 2	100%	Executive [6] Pension	– 100%

Lawrence G. Tapp	6 of 6	100%	Management Succession and Compensation Audit [7]	100% 100%

Stella M. Thompson	6 of 6	100%	Executive [6] Management Succession and Compensation Pension	– 83% 100%	[4]

John D. Watson [2]	2 of 2	100%	Audit Pension	100% –

Robert G. Welty	6 of 6	100%	Audit Governance and Nominating	100% 100%

Charles R. Williamson	6 of 6	100%	Management Succession and Compensation Governance and Nominating	83% 67%	[5] [5]

Charles W. Wilson	6 of 6	100%	Audit Executive [6] Reserves	100% – 100%

Overall attendance rate		100%		94%

Notes:

1
Mr. Manzoni was appointed to the Board of Directors and to the Executive and Pension Funds Committees on September 1, 2007. On December 5, 2007, the composition of the committees was refined and Mr. Manzoni ceased to be a member of the Pension Funds Committee. His attendance reflects all meetings that were held during his service on these committees.
2
Mr. Watson was appointed to the Board of Directors and to the Audit Committee on October 15, 2007 and to the Pension Funds Committee on December 5, 2007. His attendance reflects all meetings that were held since his appointment. There have been no meetings of the Pension Funds Committee since Mr. Watson's appointment.
3
Mr. Dunne was unable to attend one Pension Funds Committee meeting due to personal matters. The meeting was not a regularly scheduled meeting.
4
Ms. Thompson was unable to attend two Management Succession and Compensation Committee meetings due to scheduling conflicts. Both of these meetings were not regularly scheduled meetings.
5
Mr. Williamson was unable to attend two Management Succession and Compensation Committee meetings and one Governance and Nominating Committee meeting due to scheduling conflicts. One of the two missed MSCC meetings was not a regularly scheduled meeting.
6
The Executive Committee has no regularly scheduled meetings. There were no Executive Committee meetings held in 2007.
7
On December 5, 2007, the composition of the committees was refined and Mr. Tapp ceased to be a member of the Audit Committee. His attendance reflects all meetings that were held during his service on this committee.

Board Succession

The Governance and Nominating Committee gave particular focus to succession planning for Board members in 2007.

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the Company's selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's

30 Talisman Energy 2007 Management Proxy Circular

governance framework and current Board composition. Ideal characteristics may include: service on other public company boards; senior executive experience including experience as a Chief Executive Officer or President of a multinational division or subsidiary; general experience with internationally focused organizations having diverse cultural environments and regulatory structures; specific experience with international exploration and production companies; technical expertise in the oil and gas industry; and financial acumen, including senior executive experience related to financial reporting, accounting functions and public capital markets. Each potential Board candidate is also reviewed in the context of his or her previous positions and appointments to assess potential effectiveness as a director, leadership qualities and unique perspectives that would contribute to the Board as a whole. The Company maintains an evergreen list of potential Board members.

In 2007, the Governance and Nominating Committee updated its profile of all current directors' experience and qualifications to assist in succession planning. Using the profiles and evergreen list noted above, the Governance and Nominating Committee identified and considered various candidates throughout 2007. As a result, John D. Watson, who is considered independent, was appointed to the Board of Directors on October 15, 2007.

Also in 2007, the Governance and Nominating Committee reviewed the Board Succession Policy in detail. Upon recommendation from the Governance and Nominating Committee and after determining it to be in the best interests of the Corporation, the Board approved a waiver, until the end of the 2009 shareholders' meeting, of the retirement age of 70 contained in the Board Succession Policy in favour of Douglas D. Baldwin, the Chairman of the Board, and Lawrence G. Tapp, the Chair of the Management Succession and Compensation Committee. The continued service of Douglas D. Baldwin and Lawrence G. Tapp is subject to shareholder approval at each annual general meeting of shareholders of the Corporation.

The Governance and Nominating Committee's director succession planning is an ongoing exercise. On an annual basis, the Governance and Nominating Committee also reviews the size of the Board with a view to Board effectiveness.

Terms of Reference

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

Responsibilities of the Board

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company toward compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to

Talisman Energy 2007 Management Proxy Circular 31

its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

Terms of Reference	In fulfilling its primary responsibilities, the Board ensures that the Company has:
Primary Responsibilities	•	established long-term goals and a strategic planning process, identified and has an understanding of the principal risks of the Company's business and implemented appropriate systems to monitor and manage those risks;
	•	established processes to manage and measure management's and, in particular, the Chief Executive Officer's performance in achieving the Company's stated objectives, including appropriate training, monitoring, development and succession planning of management;
	•	established internal controls and management systems to effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;
	•	implemented processes to properly oversee Company sponsored pension plans; and
	•	adopted a communications program for effectively communicating with and receiving feedback from shareholders, employees, government authorities, other stakeholders and the public.
The Board is also required to:
	•	satisfy itself as to the business and professional integrity of the Chief Executive Officer and other executive officers, as well as the Chief Executive Officer and the executive officers' creation of a culture of integrity through the Company;
	•	develop the Company's approach to corporate governance, the review of which is led by the Governance and Nominating Committee of the Board; and
	•	monitor compliance with the Company's Policy on Business Conduct and Ethics.

Other Expectations	Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, are included in the Terms of Reference for the Board and are also communicated in orientation sessions for new Board members.

Non-Delegable Responsibilities	The Board of Directors may delegate authority over certain matters to a committee of the Board, provided that certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including:
	•	submitting to shareholders any matter requiring their approval;
	•	filling vacancies among the directors or in the office of external auditor or appointing additional directors;
	•	issuing securities, declaring dividends or repurchasing the Company's own shares;
	•	approving management proxy circulars;
	•	approving annual financial statements;
	•	approving the annual statement of reserves data and other oil and gas information and reports thereon; and
	•	adopting, amending or repealing by-laws.

The Board of Directors has developed Terms of Reference for the Board embodying the foregoing which are reproduced in their entirety at the end of this Schedule. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

Committees of the Board

The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Pension Funds Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related director on the Board and is a member of the Executive Committee. All other committees are composed exclusively of unrelated, independent directors. With the exception of the Executive Committee, for which there are no regularly scheduled meetings, the committees of the Board convene in accordance with an annually developed schedule.

32 Talisman Energy 2007 Management Proxy Circular

Audit Committee

Terms of Reference	The primary roles and responsibilities of the Audit Committee include:
	•	reviewing and recommending to the Board for approval, the Company's annual financial statements and accompanying annual management's discussion and analysis;
	•	reviewing the Company's interim financial statements and accompanying interim management's discussion and analysis prior to their publication, filing or delivery to shareholders;
	•	reviewing the annual and all interim earnings press releases prior to their filing or publication,
	•	recommending to the Board the auditors who will be proposed at the annual shareholders' meeting for appointment as the Company's external auditor for the ensuing year;
	•	evaluating and ensuring the independence of the Company's auditor;
	•	reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform;
	•	reviewing results of external audit activities;
	•	reviewing the Company's ongoing relationship with its auditor;
	•	maintaining direct access to the Company's internal auditors and external auditor and meeting separately with each group;
	•	overseeing the internal audit function of the Company and its relationship with the Company's auditors and management;
	•	reviewing and assessing regularly:
(a) the quality and acceptability of accounting policies and financial reporting practices used by the Company;
(b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;
(c) any new or pending developments in accounting and reporting standards that may affect the Company;
(d) the key financial estimates and judgments of management that may be material to the financial reporting of the Company;
(e) policies related to financial disclosure risk assessment and management;
(f) responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company; and
(g) the accounting treatment of large transactions through presentations by management and the Company's auditor;
	•	reviewing and obtaining reasonable assurance that the Company's internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;
	•	reviewing in advance the appointment of the Chief Financial Officer and the adequacy of accounting and financial resources;
	•	reviewing insurance coverage of significant business risks;
	•	receiving a report on the Company's material subsidiaries concerning any material non-routine structures;
	•	reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;
	•	in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements;
	•	directing and supervising the investigation into any matter brought to the Audit Committee's attention within the scope of its duties; and
	•	reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

Talisman Energy 2007 Management Proxy Circular 33

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.
For additional information on the Audit Committee, please see Schedule C to the Company's Annual Information Form for the year ended December 31, 2007.

Membership	William R.P. Dalton, John D. Watson, Robert G. Welty [1], and Charles W. Wilson.

Independence	All members are unrelated, independent directors.

Simultaneous Service	One member of the Audit Committee simultaneously serves on the audit committees of more than three public companies. The Board has determined that such simultaneous service does not impair the ability of this member to effectively serve on the Company's Audit Committee.

Financial Literacy	The Board has also determined that all members of the Audit Committee are "financially literate" as defined in MI 52-110. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. The Board has also determined that Robert G. Welty is an "audit committee financial expert" as defined by the listing standards of the NYSE and related US securities legislation.

Note:

1
Denotes Committee Chair.

Audit Committee Report

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the US Securities and Exchange Commission ("SEC"), nor shall this report be incorporated by reference into any filing made by the Company under the US Securities Act of 1933, as amended, or the US Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2007 financial statements. The Audit Committee also discussed with the independent auditor the matters included in the US Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures from the independent auditor included in the US Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditor that firm's independence.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company's annual report to shareholders for the year ended December 31, 2007.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934 and MI 52-110, the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

  The Audit Committee
  Robert G. Welty, Chair
  William R.P. Dalton
  John D. Watson
  Charles W. Wilson

34 Talisman Energy 2007 Management Proxy Circular

Executive Committee

Terms of Reference	The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Executive Committee do not include those listed previously as warranting the attention of the full Board.

Membership	Douglas D. Baldwin [1], John D. Manzoni, Stella M. Thompson, and Charles W. Wilson.

Independence	John D. Manzoni is a related, non-independent director. All other members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

Governance and Nominating Committee

Terms of Reference	The primary roles and responsibilities of the Governance and Nominating Committee include:
	•	developing a set of corporate governance principles and guidelines applicable to the Company and reviewing and approving the Company's annual disclosure of corporate governance compliance;
	•	establishing a long-term plan for composition of the Board;
	•	establishing a process for identifying, recruiting and appointing new directors and recommending nominees for election to the Board;
	•	reviewing and recommending the education and orientation program for new Board members;
	•	reviewing periodically the size of the Board to ensure its continued effectiveness;
	•	assessing the effectiveness of, and ensuring there is a succession plan for, the Chairman of the Board;
	•	reviewing and determining director compensation to ensure such compensation properly reflects the responsibilities and risks involved in being a director (this includes, but is not limited to reviewing the purpose of, and recommending grants under, the Deferred Share Unit Plan);
	•	developing written position descriptions for the Chairs of the Committees and the Chairman of the Board;
	•	reviewing the general responsibilities and function of the Board, its committees and the roles of the Chairman of the Board and the Chief Executive Officer;
	•	assessing the needs of the Board in terms of frequency, location and conduct of Board and committee meetings;
	•	in respect of matters within the Governance and Nominating Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory compliance;
	•	considering, and when appropriate, granting waivers from the application of the Policy on Business Conduct and Ethics to executive officers and directors. All material waivers shall be promptly disclosed to shareholders in accordance with securities legislation; and
	•	considering requests from individual directors or committees to engage outside advisors.

Membership	Douglas D. Baldwin, Kevin S. Dunne [1], Robert G. Welty and Charles R. Williamson.

Independence	All members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

Talisman Energy 2007 Management Proxy Circular 35

Management Succession and Compensation Committee

Terms of Reference	The primary roles and responsibilities of the Management Succession and Compensation Committee include:
	•	reviewing succession plans for key management positions within the Company and its subsidiaries;
	•	reviewing and making recommendations to the Board as to the election or appointment of executive officers of the Company;
	•	reviewing management development policies and practices and staffing plans in the Company;
	•	reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, the terms and conditions of employee benefit plans, including incentive-compensation plans and equity-based compensation plans;
	•	leading the process for assessing the performance of the Chief Executive Officer;
	•	developing a written position description for the Company's Chief Executive Officer and reviewing the employment agreements and annual performance contracts of the Chief Executive Officer and executive officers;
	•	reviewing and approving the compensation levels of executive officers. In considering the Chief Executive Officer's compensation level, the Committee reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines and approves the Chief Executive Officer's compensation level based on this evaluation;
	•	reviewing and approving employee stock option grants in accordance with the terms of the Employee Stock Option Plan;
	•	reviewing human resource strategies and policies;
	•	producing and reviewing the Company's disclosure of executive compensation; and
	•	in respect of matters within the Management Succession and Compensation Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Membership	Douglas D. Baldwin, Lawrence G. Tapp [1], Stella M. Thompson and Charles R. Williamson

Independence	All Members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

36 Talisman Energy 2007 Management Proxy Circular

Pension Funds Committee

Terms of Reference	For the pension plans elaborated in the Terms of Reference, the primary roles and responsibilities of the Pension Funds Committee include:
	•	reviewing and approving the investment strategy, risk profile and performance of the plans and approving the asset class allocations of the plans;
	•	establishing and reviewing the statement of investment policies and procedures;
	•	reviewing service, costs and contract compliance by the custodian, investment managers and other service providers;
	•	appointing and terminating, as applicable, actuaries, auditors and custodians/trustees and reviewing costs associated with plan administration;
	•	reviewing and approving annual financial statements of the plans;
	•	reviewing and approving the funding policy;
	•	confirming the timely deduction and remittance of employer and member contributions;
	•	establishing the criteria for evaluating the performance of investment funds and investment managers and determining the funds in which to invest;
	•	ensuring appropriate governance structures are in place;
	•	reviewing and approving actuarial valuations;
	•	monitoring the administration of the plans through regular internal audits; and
	•	in respect of matters within the Pension Funds Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements, including compliance with the Guidelines for Capital Accumulation Plans.

Membership	William R.P. Dalton, Kevin S. Dunne, Stella M. Thompson [1] and John D. Watson.

Independence	All members are unrelated independent directors.

Note:

1
Denotes Committee Chair.

Reserves Committee

Terms of Reference	The primary roles and responsibilities of the Reserves Committee include:
	•	reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas activities;
	•	reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data;
	•	meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation;
	•	reviewing and recommending to the Board for approval the content and filing of the Company's annual statement of reserves data and other oil and gas information;
	•	reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor;
	•	reviewing and recommending to the Board for approval the content and filing of the Company's annual report of management and directors on oil and gas disclosure; and
	•	in respect of matters within the Reserves Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Membership	Douglas D. Baldwin, Kevin S. Dunne, and Charles W. Wilson [1].

Independence	All members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

Talisman Energy 2007 Management Proxy Circular 37

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate.

Terms of Reference	Other duties and responsibilities of the Chairman include:
	•	providing independent advice and counsel to the Chief Executive Officer;
	•	ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments;
	•	developing and setting the agendas for meetings of the Board, in concert with the Chief Executive Officer;
	•	recommending to the Board the appointment of members to the committees of the Board after consultation with the directors, management and the Governance and Nominating Committee; and
	•	assessing and making recommendations to the Board annually regarding the effectiveness of the Board as a whole, the committees of the Board and individual directors.
In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (See "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold regular discussions without management present and he presides at such sessions.

Roles and Responsibilities of the Chief Executive Officer

The Chief Executive Officer is responsible for leading the development and execution of the Company's long term strategy with a view to creating shareholder value. The Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long and short term plans. The Chief Executive Officer acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management. The Chief Executive Officer also communicates on behalf of the Company to shareholders, employees, government authorities, other stakeholders and the public.

Terms of Reference	Other duties and responsibilities of the Chief Executive Officer include:
	•	leading the development of the Company's strategy, and leading and overseeing the implementation of the Company's long and short term plans in accordance with its strategy;
	•	assessing the principal risks of the Company to ensure that these risks are being monitored and managed;
	•	ensuring effective internal controls and management information systems are in place;
	•	ensuring that the Company maintains high standards of corporate citizenship and social responsibility wherever it does business;
	•	in concert with the Chairman, developing Board agendas; and
	•	abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and the Company's standards and policies, including its environmental, safety and health policies.
In addition, the Chief Executive Officer is made directly responsible for achieving the goals of the Company through an annual performance contract, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Summary of Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to achievement of the goals set out in his annual performance contract.

38 Talisman Energy 2007 Management Proxy Circular

Director Share Ownership Policy

The Company adopted a Deferred Share Unit Plan for non-employee directors effective January 1, 2001 to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan is provided under the heading "Remuneration of Directors" in the Circular.

In August 1998, the Board adopted a program regarding director ownership of Company shares, which was subsequently updated by the Company's Governance and Nominating Committee in May 2004. In May 2005, the Governance and Nominating Committee further revised the director share ownership policy to link the amount of required director ownership levels to annual retainers for Board members. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five year period. Taking into consideration the three-for-one division of the Common Shares that occurred in May 2006, the following accumulation schedule is currently in effect:

Timetable [1]	Multiple of Common Shares and/or Deferred Share Units to be Accumulated by all Non-Executive Directors 2, [3]

End of Year 1	0.6 X Annual Retainer

End of Year 2	1.2 X Annual Retainer

End of Year 3	1.8 X Annual Retainer

End of Year 4	2.4 X Annual Retainer

End of Year 5	3.0 X Annual Retainer

Notes:

1
Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all existing directors, and will commence on May 1 of such later year during which any new individual is elected director of the Company.
2
John A. Manzoni as President and Chief Executive Officer is required to comply with the Company's Executive Share Ownership Guidelines described in this Circular.
3
The Company does not currently intend to grant stock options to non-executive directors.

Irrespective of a non-executive director's actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be allocated to the DSU program. In addition, a director may voluntarily elect that all or a portion of his or her committee and Board attendance fees be allocated to the DSU program. Directors who do not meet the requirements of the director share ownership policy must either elect to receive a higher portion of their fees in the form of DSUs, or otherwise acquire shares of the Company until they are in compliance with the accumulation schedule listed above.

All directors elected at the last shareholders' meeting own shares or DSUs of the Company that meet or exceed the levels of ownership set by the internal program described above. The following table sets out each independent director's equity ownership in the Corporation and any changes in the ownership interest since December 31, 2006.

		Equity Ownership as at December 31, 2006		Equity Ownership as at December 31, 2007[2]		Net Changes in Equity Ownership[2]		Total Value of Equity Investment at	Does the Director meet the Minimum Share
Name	Years of Service[1]	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	December 31, 2007	Ownership Requirements?

Douglas D. Baldwin	4	37,500	80,808	37,500	93,199	0	12,391	$2,392,445	✓

William R.P. Dalton	2	0	4,185	0	8,110	0	3,925	$148,454	✓

Kevin S. Dunne	4	9,000	13,004	9,000	17,009	0	4,005	$476,095	✓

Lawrence G. Tapp	4	21,366	11,205	21,366	14,943	0	3,738	$664,636	✓

Stella M. Thompson	4	22,500	22,589	22,500	26,990	0	4,401	$905,914	✓

John D. Watson	0	0	0	0	0	0	0	0	–

Robert G. Welty	4	22,500	19,986	22,500	25,531	0	5,545	$879,207	✓

Charles R. Williamson	2	0	8,319	0	17,847	0	9,528	$326,689	✓

Charles W. Wilson	4	9,000	36,157	9,000	40,371	0	4,214	$903,736	✓

Total		121,866	196,253	121,866	244,000	0	47,747	$6,697,176

Notes:

1
Year 1 is deemed to have commenced on May 1, 2004 for all directors except for: (1) Messrs. Dalton and Williamson whose Year 1 commenced on May 1, 2006; and (2) Mr. Watson whose Year 1 commences on May 1, 2008.
2
Includes a grant of DSUs to directors in May 2007.

Talisman Energy 2007 Management Proxy Circular 39

Executive Share Ownership Guidelines

The Company has adopted Executive Share Ownership Guidelines to better align the interests of executives to those of shareholders. See "Management Succession and Compensation Committee Report – Share Ownership Guidelines" herein.

Policy on Business Conduct and Ethics

In December 2003, the Company revised its Policy on Business Conduct and Ethics ("PBCE") to better reflect the evolving area of corporate responsibility and to incorporate the new corporate governance standards. In 2005, the PBCE was updated to elaborate the Company's procedures for the reporting of complaints related to accounting and auditing matters, to conform various aspects of the PBCE to the CSA Rules and to reflect various administrative changes.

The Board monitors compliance with the PBCE. Certificates are required at least annually from all worldwide employees, directors and various consultants of the Company which confirm compliance with the PBCE or disclose any deviations therefrom. Disclosures contained in the certificates are compiled and reported to the Board of Directors for consideration. No waivers from this policy were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2007.

The Company's PBCE is applicable to all directors, officers and employees of the Company, and can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 3400, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by e-mail at: tlm@talisman-energy.com. The Ethics Policy has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

Performance Assessments

Assessments of the Board, its Committees, and individual directors (including special assessments of the Chairman of the Board and Committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted:

  Annual Board Assessment by All Directors:    Directors complete an annual questionnaire which assesses the Board's effectiveness and performance against its terms of reference. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaires are returned to the Chairman of the Board who reviews and summarizes the results, without attribution to individual Board members, at the directors' meeting held in February of each year. As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required.

  Annual Assessment of each Committee by Members of that Committee:    Each Committee Chair is responsible for conducting a review of his or her Committee's performance over the past year. Members of each Committee are provided with an annual questionnaire which asks them to assess Committee performance against specific terms of reference, as well as comment on communications, presentations, reporting and other items which assist the Committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the Chairman of the Board. Areas for improvement are reported to the full Board through the Chairman's overall performance assessment discussed above.

  Annual Assessment of the Chairman of the Board by All Other Directors:    The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee who summarizes the results and reports areas for improvement to the full Board.

  Annual Assessment of each Committee Chair by All Other Committee Members:    Members of each Committee are asked to annually assess and comment on the performance, knowledge and effectiveness of each Committee Chair.

  Annual Assessment of Individual Directors by Other Directors:    The annual questionnaire assessing Board effectiveness also provided directors with the opportunity to comment on the performance of individual directors. Recognizing the sensitive nature of this assessment, the Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers.

The results of the performance assessments above are used not only to ensure continuous improvement of Board effectiveness, but to identify possible adjustments to Committee structure and membership, as well as to the applicable terms of reference for the

40 Talisman Energy 2007 Management Proxy Circular

Board, its Committees and Committee Chairs, the Chairman of the Board and Chief Executive Officer. The Governance and Nominating Committee also uses the results of the annual performance assessments to further succession planning efforts.

The terms of the mandate of the Board ensure that the Company annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing three year period. This process produces specific annual and longer term goals for the Company that are further developed into specific performance contracts for each of the executive officers of the Company based upon that executive officer's role in the Company. Through this process, each executive officer (including the President and Chief Executive Officer) individually, and the executive officers as a whole, are made directly responsible for achieving the annual and medium term goals of the Company. A significant portion of the annual compensation of each executive officer is based upon achieving these Company and individual goals.

Shareholder Communications

The Company has adopted a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent the improper use or disclosure of material information and give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure.

In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors and regularly holds investor open houses. The Company also meets informally upon request with investors and analysts, but is required to do so in accordance with the requirements of the Disclosure Policy. The Company's Corporate and Investor Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company's external website at www.talisman-energy.com.

Talisman Energy 2007 Management Proxy Circular 41

Terms of Reference – Board of Directors

Roles and Responsibilities

The principal role of the Board of Directors is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

  1.
  the Board must ensure that there are long-term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

  2.
  the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

  3.
  the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

  4.
  the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

  5.
  the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

  6.
  the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

  7.
  the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

  8.
  the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B. Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

  1.
  the submission of items to shareholders for their approval;

  2.
  the filling of a vacancy among the directors or in the office of auditor;

  3.
  the appointment of additional directors;

  4.
  the issue of securities;

  5.
  the declaration of dividends;

  6.
  the purchase, redemption or other acquisition of the Company's own shares;

  7.
  the payment of certain commissions prescribed by the Act;

42 Talisman Energy 2007 Management Proxy Circular

  8.
  the approval of a management proxy circular;

  9.
  the approval of annual financial statements;

  10.
  the adoption, amendment or repeal of by-laws; and

  11.
  the review and approval of

  a.
  the content and filing of the Company's statement of reserves data and other oil and gas information;

  b.
  the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

  c.
  the content and filing of the Company's report of management and directors on oil and gas disclosure.

C. Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

  1.
  appointment of officers, other than executive officers;

  2.
  considering the appropriate size of the Board, with a view to facilitating effective decision-making;

  3.
  adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

  4.
  determining the remuneration of directors, auditors, and, if applicable, trustees of the pension funds;

  5.
  reviewing and recommending to shareholders, changes to capital structure;

  6.
  approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

  7.
  approving banking, borrowing and investment policies;

  8.
  determining dividend policy;

  9.
  developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

  10.
  approving the holding, location and date of meetings of shareholders;

  11.
  appointment of members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

  12.
  granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

  13.
  granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

  14.
  determining the number of directors and recommending nominees for election by the shareholders;

  15.
  if applicable, appointing trustees of the pension plans;

  16.
  approving amendments to the Company's existing plans: Pension Plans, Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

  17.
  approving the acquisition or disposition of certain corporate assets; and

  18.
  appointing the Company's transfer agents and registrars.

D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

  1.
  the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

Talisman Energy 2007 Management Proxy Circular 43

  2.
  the Audit Committee, to deal with financial reporting and control systems;

  3.
  the Pension Funds Committee, to deal with employee pension plans and related matters;

  4.
  the Management Succession and Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

  5.
  the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations; and

  6.
  the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors is currently comprised of 10 members. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice-President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Any five members of the Board of Directors constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Corporation.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

44 Talisman Energy 2007 Management Proxy Circular

Schedule B – Summary of Shareholder Rights Plan

The following is a summary description of the general operation of the Rights Plan.

Term – The Rights Plan expires upon the termination of the Meeting. If the proposed amendments to the Rights Agreement are approved by the shareholders, the Rights Plan will be in effect until the termination of the annual meeting of shareholders in 2011, unless earlier terminated in accordance with its provisions, and the Rights (as defined in the Rights Plan) will expire on such date, unless earlier redeemed by the Board of Directors of the Company.

The Rights – Pursuant to the Rights Agreement, one Right has been issued in respect of each Common Share of the Company outstanding on March 3, 1999 (the "Effective Date") and in respect of each Common Share issued after that date.

Rights Exercise Privilege – The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is 10 trading days after the commencement or announcement of, or other date determined by the Board of Directors in respect of, a takeover bid to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

The acquisition by a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, of Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount from the market price. The holder will be entitled to purchase that number of Common Shares having an aggregate market price on the date of occurrence of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings and cash flow per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability – Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, Rights certificates will evidence the Rights, which will be transferable and traded separately from the shares.

Permitted Bid Requirements – The requirements of a Permitted Bid include the following:

  1.
  The takeover bid must be made by way of a takeover bid circular.

  2.
  The takeover bid must be made to all holders of Common Shares other than the offeror. The Rights Plan allows a partial bid to be a Permitted Bid.

  3.
  The takeover bid must not permit Common Shares tendered pursuant to the takeover bid to be taken up prior to the expiry of a period of not less than 60 days and then only if at such time more than 50% of the Common Shares held by shareholders (the "Independent Shareholders") other than the bidder, its affiliates and persons acting jointly or in concert with the bidder have been tendered pursuant to the takeover bid and not withdrawn. The takeover bid must also provide that any Common Shares deposited pursuant to the bid may be withdrawn until taken up and paid for.

  4.
  If more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposit of Common Shares for an additional 10 business days from the date of such public announcement.

Talisman Energy 2007 Management Proxy Circular 45

3400, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
tlm@talisman-energy.com
 www.talisman-energy.com

QuickLinks

  Exhibit 99.2
MANAGEMENT PROXY CIRCULAR
General Proxy Information
Business of the Meeting
Information Relating to the Company
Directors' Approval
Schedule A – Statement of Corporate Governance Practices
Terms of Reference – Board of Directors
Schedule B – Summary of Shareholder Rights Plan